Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8602
email address
eschwartz@graubard.com

March 5, 2018

Mr. Perry Hindin

Special Counsel

Office of Mergers and Acquisition

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc.
Schedule TO-I
Filed February 20, 2018, as amended February 21, 2018
File No. 005-89489

Dear Mr. Hindin:

On behalf of PAVmed Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 2, 2018, relating to the above-captioned Schedule TO-I (“Schedule TO”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

References in this letter to the “Offer to Exchange” are to the Offer to Exchange included as Exhibit (a)(1)(A) to the Schedule TO. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Exchange.

Offer to Purchase

1.	Please advise us in your response letter why this offer or the prior offer conducted in January and February of 2018 is or was not a first step in a going-private transaction subject to Exchange Act Rule 13e-3. Include in your response a detailed discussion of any exception to Rule 13e-3 you believe applicable and the justification for such position. Also address the disclosure indicating that the Series W Warrants trade on Nasdaq and that there can be no guarantee that the Series Z Warrants will be approved for listing.

Securities and Exchange Commission

March 5, 2018

We believe that neither the prior offer conducted in January (the “Prior Offer”) nor the present offer (the “Current Offer”) constitutes a going-private transaction subject to Rule 13e-3 under the Exchange Act.

Prior Offer

The Company provided the holders of the Series W Warrants with the opportunity to exercise their warrants at a temporarily reduced exercise price of $2.00 per share. Because holders would receive a share of common stock, the common stock is registered under Section 12(b) of the Exchange Act and the common stock is traded on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”), the Prior Offer fell within the exception from Rule 13e-3 provided by paragraph (g)(2) of the rule.

The Current Offer (and the Two Offers Considered Together)

The Series W Warrants are presently registered pursuant to Section 12(b) of the Exchange Act, and accordingly are not subject to Section 12(g) or 15(d) of the Exchange Act. Furthermore, the continued listing standards for the Nasdaq Capital Market, on which the Series W Warrants are traded, have no minimum requirement as to the number of Series W Warrants or as to the number of holders of the Series W Warrants. The only continued listing requirements are that the underlying security (the Company’s common stock) remains listed and that there be at least two market makers for the Series W Warrants. See Nasdaq Listing Rule 5560. The Company reasonably expects that, except in the case discussed below, such requirements will continue to be met, and it does not have any intention of voluntarily delisting the Series W Warrants. For the foregoing reasons, except in the case discussed below, we respectfully submit that the Current Offer (and the two offers considered together) have neither a reasonable likelihood nor a purpose of producing the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

The only circumstance in which the Series W Warrants would be delisted or deregistered is if substantially all of the Series W Warrants are exchanged in the Current Offer. In such event, because there are presently approximately 550 holders of the Series W Warrants, there should be more than 400 holders of the Series Z Warrants upon completion of the Current Offer. As a result, in this circumstance, the Company expects that the Series Z Warrants would be listed on the Nasdaq Capital Market, as the number of holders is the only criterion that the Company believes is at issue in connection with its listing application. If the Series Z Warrants are listed, they would also be registered pursuant to Section 12(b) of the Exchange Act.

Securities and Exchange Commission

March 5, 2018

The Series Z Warrants have substantially the same rights as the Series W Warrants, including as to redemption rights (neither security has voting, dividend or liquidation rights). The Series Z Warrants will be, and the Series W Warrants are, immediately exercisable for shares of the Company’s common stock. As more fully described in the Offer to Exchange, the only material differences are a lower exercise price of $3.00, as opposed to $5.00 for the Series W Warrants, and a correspondingly lower redemption threshold of $9.00, as opposed to $10.00 for the Series W Warrants. However, the spread between the exercise price and the redemption threshold price is actually higher for the Series Z Warrants. Like the Series W Warrants, the Series Z Warrants have a term of six years (but the Series Z Warrants have a longer remaining life, expiring in April 2024, instead of January 2022) and provide redemption protection for the first year of their term. The Company believes that, to the extent the rights of Series Z Warrants differ from the Series W Warrants, in the aggregate the rights provided by the Series Z Warrants are superior to those provided by the Series W Warrants. See No-Action Letter, Savin Corporation (June 28, 1988) (no objection to application of the exception in Rule 13-3(g)(2) where security being offered had enhanced rights over security being exchanged).

Accordingly, in the event substantially all of the Series W Warrants are exchanged, because the Series Z Warrants would be listed on the Nasdaq Capital Market and registered pursuant to Section 12(b) of the Exchange Act, and would have substantially the same (if not, superior) rights to the Series W Warrants, the Current Offer would fall within the exception from Rule 13e-3 provided by paragraph (g)(2) of the rule.

For the foregoing reasons, we respectfully submit that Rule 13e-3 is not applicable to the Prior Offer or the Current Offer (or the two offers considered together).

Withdrawal Rights, page 11

2.	Refer to the second sentence of the first paragraph of this section. The phrase “[i]f the Company extends the period of time during which the Offer is open for any reason, then... in a manner compliant with Rule 14e-lI [sic] of the Exchange Act, the Company may retain all Series W Warrants tendered and tenders of such Series W Warrants may not be rescinded, except as provided in this Section 3...” appears inconsistent with Exchange Act Rule 13e-4(f)(2)(i). Please revise to make clear that holders may withdraw tendered warrants at any time during the period that the tender offer remains open, including during any extensions.

In Amendment No. 2 to the Schedule TO, the Company has amended the aforementioned paragraph to remove the second sentence and add further clarifying language, as requested.

Summary Financial Information, page 23

3.	Please revise to disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A. Please also explain the basis for the exclusion of the information required by Item 1010(c)(6).

In Amendment No. 2 to the Schedule TO, the Company has added disclosure of the ratio of earnings to fixed charges, as requested.

Securities and Exchange Commission

March 5, 2018

Conditions; Termination; Waivers; Extensions; Amendments, page 23

4.	Refer to the last paragraph on page 24. The first sentence indicates that “[w]e may terminate the Offer if any of the conditions of the Offer are not satisfied prior to the Expiration Date.” Please clarify in your response letter that such disclosure is not intended to suggest that the Company may terminate the Offer prior to the Expiration Date under any circumstances.

The Company hereby confirms that the aforementioned disclosure is not intended to suggest that the Company may terminate the Offer prior to the Expiration Date under any circumstances.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:	Dr. Lishan Aklog
Chairman and Chief Executive Officer
PAVmed Inc.